EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO SUPPLIES CRUSHING AND ROAD CONSTRUCTION EQUIPMENT TO INDIA

(Helsinki, Finland, June 27, 2002) – Metso Corporation's (NYSE: MX; HEX: MEO) rock and mineral processing business area, Metso Minerals has received orders worth more than EUR 20 million for rock crushing and road construction equipment for India's road infrastructure development. The customers are Indian and Malaysian construction companies. The deliveries are taking place during the second quarter of 2002.

The equipment supplied by Metso Minerals includes 15 crushing plants as well as rollers, pavers and other road construction machinery.

India has introduced several large projects to improve its road network and traffic connections. Current projects include three major motorways with a combined length of more than 13,000 kilometers. The largest project is the 5,800-km long 'Golden Quadrilateral', which will combine Delhi in the north, Mumbai in the west, Bangalore and Chennai in the south and Kolkata in the east. The other two motorways will cross the country from east to west and from north to south.

Metso Minerals' operations in India include a factory manufacturing crushers and related equipment and a foundry as well as several sales and service offices. The personnel amounts to over 200.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and after-market and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4,3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Sudhir Srivastava, Managing Director, Metso Minerals India, Tel. +91 98103 99667
Olli Vaartimo, President, Metso Minerals, Tel. +358 400 864 203

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2002

METSO CORPORATION

By: ______________________
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________
Harri Luoto
Senior Vice President and
General Counsel